Exhibit 99.2

Ellomay Capital Ltd. to Host Investor Webcast
at 12:00 pm EST on Wednesday, May 21, 2014

Tel Aviv, Israel - (May 13, 2014) – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM), (“Ellomay” or “the Company”) an emerging operator in the renewable energy and energy infrastructure sector today announced that it will hold a conference call and webcast at 12:00 pm EST on Wednesday, May 21, 2014 to provide a detailed update of the Company’s recent developments as well as a review of the Company’s business strategy and holdings. These holdings include several photovoltaic plants in Italy and Spain and holdings in Israel’s largest private natural gas power station.

The Company recently announced that it was informed by Dorad Energy Ltd. ("Dorad") that the Israeli Minister of National Infrastructures, Energy and Water Resources approved the twenty-year generation license and the one-year supply license for the approximately 800 MW power plant in Southern Israel constructed by Dorad.  Ellomay indirectly holds 7.5% of Dorad's outstanding share capital with an option to increase its holdings to 9.375%.

Mr. Ran Fridrich, CEO of Ellomay, will host the conference call. To attend, please use the dial in information below.

Date: Wednesday, May 21, 2014
Time: 12:00 PM Eastern Standard Time
US Dial-In:  1-877-941-2068
International Dial-In: 1-480-629-9712
Conference ID: 4683518
Webcast: http://public.viavid.com/index.php?id=109247

Please register for the call using the information provided above. A copy of the presentation slides accompanying this presentation will be available on the Company's website at www.ellomay.com . Please contact Dustin Salem, SVP, MZ North America if you are unable to access the slides.

A playback of the call will be available until 11:00 pm ET on June 4, 2014. To listen, call + 1-877-870-5176 within the United States or +1-858-384-5517 when calling internationally. Please use the replay PIN number 4683518. The playback of the call will also be made available on the investor relations section of the Company's website.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol "ELLO" and with the Tel Aviv Stock Exchange under the trading symbol "ELOM." Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and 85% of 2.3MW of photovoltaic power plant in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel's largest private power plant, which will produce approximately 800 MW, representing about 8% of Israel's total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel's prominent businessmen and the former Chairman of Israel's leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay's dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay's controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release regarding the Company's plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words "estimate," "project," "intend," "expect," "believe," "anticipate," "will," "plan," "could," "may" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company's business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise

Investor Relations Contact:
MZ North America
Dustin Salem, SVP
(949) 259-4998
dustin.salem@mzgroup.us